Exhibit 99.2

RANDGOLD & EXPLORATION COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1992/005642/06)
Share code: RNG  ISIN: ZAE000008819 (suspended)
ADR ticker symbol: RNG
Nasdaq trading symbol: RANGY (delisted)
(“R&E”)

JCI LIMITED (Incorporated in the Republic of South Africa) (Registration number 1894/000854/06) Share code: JCD ISIN ZAE 0000039681 (suspended) ("JCI")

R&E AND JCI AND CERTAIN OF THEIR SUBSIDIARIES RELINQUISH RIGHTS
CONTIGUOUS TO THE SOUTH DEEP GOLD MINE, IN FAVOUR OF WESTERN AREAS
LIMITED (“WAL”), A WHOLLY-OWNED SUBSIDIARY OF GOLD FIELDS LIMITED
(“GOLD FIELDS”)
AND FURTHER CAUTIONARY ANNOUNCEMENT

INTRODUCTION

Further to the cautionary announcement published on SENS on 11 June 2007, R&E and JCI announce that they have reached agreement with Gold Fields in terms of which they will relinquish rights which they have contiguous to the South Deep gold mine, for a total consideration of R400 million (excluding value added tax) to WAL.  The consideration will be paid to Goldridge Gold Mining Company (Proprietary) Limited (“Goldridge”), the entire share capital of which  will be indirectly owned between R&E and JCI. Based on their percentage ownership, R&E’s and JCI’s indirect interest in the consideration will be R218 million and R182 million respectively.

THE AGREEMENT
On 26 July 2007, JCI and certain subsidiary companies (“JCI Group”) and R&E and a subsidiary company (“R&E Group”) entered into an agreement with, inter alia, Gold Fields and WAL (“the Agreement”) to relinquish any right, title and interest that they have collectively and severally, in the Kalbasfontein rights, the WA4 rights, the Cardoville rights and the Wildebeestkuil rights (“contiguous rights”) in favour of WAL. In return WAL will transfer its 36% shareholding in Goldridge to Free State Development and Investment Corporation Limited (“FSD”), and WAL will pay a cash purchase consideration of R400 million, excluding value added tax (“the transaction”). WAL will, on the third business day following the day on which all the conditions precedent have been fulfilled, and after FSD has become the sole shareholder of Goldridge, pay

Goldridge the purchase consideration. As a consequence of the proposed transaction Goldridge will become a wholly owned subsidiary of FSD. Presently JCI, through subsidiary companies; own 44.9% of FSD, and R&E owns 55.1% of FSD.

This relinquishment of the contiguous rights would crystallise the value of any current direct or indirect non-income generative rights that R&E and JCI possess, and would provide liquidity for R&E and JCI, which could be applied to enhance the value of the remainder of R&E’s and JCI’s assets.

The  transaction is classified as a Category 1 transaction for R&E and JCI in terms of the JSE Limited (“the JSE”) Listings Requirements. Circulars will be issued in due course to R&E and JCI shareholders incorporating all documentation required in terms of Listings Requirements of the JSE. The Boards of Directors of R&E and JCI respectively, support the proposed transaction and have undertaken to recommend the proposed transaction to their respective shareholders and, in this respect and as at the date of this announcement, R&E and JCI have secured irrevocable undertakings, in favour of WAL, of support for the proposed transaction from R&E and JCI shareholders holding 52% and 57% of their respective shares entitled to vote at general meetings of shareholders of R&E and JCI.

Further detailed announcements setting out the financial effects of the transactions on the shareholders of R&E and JCI respectively, and the salient dates and times of the proposed transaction, will be made in due course.

RENEWAL OF CAUTIONARY ANNOUNCEMENT
Further to the cautionary announcement published on 11 June 2007, JCI and R&E shareholders are advised to continue to exercise caution when trading in their shares over-the-counter until a detailed announcement is provided.

Johannesburg
27 July 2007

Sponsor
Sasfin Capital

FORWARD-LOOKING STATEMENT DISCLAIMER FOR R&E

Certain statements in this announcement, as well as oral statements that may be made by the officers, directors or employees of each of R&E or JCI acting on its behalf relating to such information, contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are "forward-looking statements”. These include, without limitation, those statements concerning the completion of the relinquishment by R&E, JCI and certain of their subsidiaries of certain contiguous rights to WAL; the value of the net assets of R&E and JCI; the ability of the companies to successfully consummate a merger that is approved by the shareholders and is acceptable to the necessary governmental authorities, the fraud and misappropriation that are alleged to have occurred and the time periods affected thereby; the ability of R&E and JCI to recover any misappropriated assets and investments; the outcome of any proceedings on behalf of, or against R&E or JCI; the ability of each of R&E and JCI to complete its forensic investigation and prepare audited financial statements; the time period for completing the forensic investigation and audited financial statements; the amount of any claims R&E is or is not able to recover against others, including JCI, and the success of its mediation with JCI; the likelihood and economic parameters of any merger arrangement between JCI and R&E; and the ultimate impact on the previously released financial statements and results, assets and investments, including with respect to Randgold Resources Limited, business, operations, economic performance, financial condition, outlook and trading markets of R&E and JCI. Although R&E and JCI believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, particularly in light of the extent of the alleged frauds and misappropriations uncovered to date. Actual results could differ materially from those implied by or set out in the forward-looking statements.

Among other factors, these include the inherent difficulties and uncertainties in ascertaining the values of the net assets of the companies, particularly in light of the absence of any independent valuations, the existence of any unknown liabilities, the willingness of any governmental authority to sanction any merger in light of the absence of independent valuations or otherwise; the extent, magnitude and scope of any fraud and misappropriation that may be ultimately determined to have occurred and the time periods and facts related thereto following the completion of the forensic investigation and any other investigations that may be commenced and the ultimate outcome of such forensic investigation; the ability of R&E to successfully assert any claims it may have against other parties for fraud or misappropriation of R&E assets or otherwise and the solvency of any such parties, including JCI; the determinations of the mediators and acceptance of any such determinations by the shareholders of R&E and JCI; the ability of R&E to defend successfully any counterclaims or proceedings against it; the ability of each of R&E and JCI and the forensic investigators to obtain the necessary information with respect to the transactions, assets, investments, subsidiaries and associated entities of R&E and JCI to complete the forensic investigation and prepare audited financial statements; the willingness and ability of the forensic investigators and auditors to issue any final opinions with respect thereto; the ability of R&E to implement improved systems and to correct its late reporting; the JSE Limited's willingness to lift its suspension of the trading of  R&E's securities on that exchange; changes in economic and market conditions; fluctuations in commodity prices and exchange rates; the success of any business and operating initiatives, including any mining rights; changes in the regulatory environment and other government actions; business and operational risk management; other matters not yet known to R&E or JCI or not currently considered material by R&E or JCI; and the risks identified in Item 3 of R&E's most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC.

All forward-looking statements attributable to R&E, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. R&E expressly disclaims any obligation to release publicly any update or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.